Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 27, 2018

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn. Jay Williamson, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Amended Preliminary Proxy Statement – filed April 6, 2018

Dear Mr. Williamson:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 13, 2018 and April 20, 2018 relating to the Company’s Amended Preliminary Proxy Statement on Schedule 14A (File No. 814-00971) (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure will be included in the definitive proxy statement on Schedule 14A to be filed by the Company (the “Definitive Proxy Statement”).

1.	Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive.

Response: The Company acknowledges the Staff’s comment.

Proposal 3

2.	Section 6.07 of your senior secured revolving credit agreement states that the borrower will not permit the asset coverage ratio to be less than two to one at any time. Please explain to us your plans for complying or renegotiating outstanding agreements with legacy ratios. If you expect material deterioration in terms due to higher leverage, please ensure your disclosure is updated accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has described the limitation set forth in its senior secured revolving credit agreement in a risk factor on page 27 of the Preliminary Proxy Statement. The Company advises the Staff that if it receives stockholder approval to reduce its minimum asset coverage ratio, it will have to negotiate a change to this provision of its senior secured revolving credit agreement. As disclosed in the risk factor on page 27 of the Preliminary Proxy Statement, the Company cannot predict what terms will be available and whether it will be able to negotiate an amendment on favorable terms.

3.	Please revise the first paragraph under Proposal 3 to explain in plain English your current and proposed borrowing limits. Revised disclosure might say that the Company currently may borrow $1 for investment purposes for every $1 of investor equity. Under the proposal, the Company would be permitted to borrow $2 for investment purposes for every $1 of investor equity.

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Mr. Jay Williamson April 27, 2018 Page 2

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

4.	In Proposal 4, you request stockholder approval to reduce your minimum asset coverage ratio from 200 to 150 percent. Your disclosure indicates that your board of directors (the “Board”) also approved the revised minimum asset coverage ratio and its decision would be effective April 4, 2019 pursuant to the Small Business Credit Availability Act (“SBCA”). Your disclosure states that because you have received Board approval, if the proposal does not receive approval of a majority of the votes cast you will be subject to the revised asset coverage ratio beginning April 4, 2019. This language suggests an intention to ignore the stockholder vote if they fail to approve the proposal. Please provide us with your analysis of the Board's obligations before and after April 4 and assuming the stockholders approve or do not approve the proposal. Please explain why submitting a precatory proposal is appropriate here. Please ensure your response is thorough enough that we may follow your analysis of the relevant issues.

Response: The Company advises the Staff that the Board has determined that it is in the best interest of the Company and its stockholders to adopt the reduced minimum asset coverage ratio. In making this determination, the Board reviewed the requirements of the SBCA and materials prepared by management, which included a discussion of the impact that additional leverage may have on the Company, its ability to carry out its investment objective, the risks associated with additional leverage and potential capital raising strategies.

Based on discussions among themselves and with management, the Board approved the reduction of the Company’s minimum asset coverage ratio from 200 percent to 150 percent, to have effect on the one-year anniversary of its approval in accordance with the provisions of the SBCA. The Board has also approved resolutions directing management to include the reduced minimum asset coverage proposal in the Company’s annual stockholder meeting proxy statement and has recommended that stockholders approve the reduced minimum asset coverage ratio proposal with immediate effect. While these are two separate actions, the Board based both actions on its determination that the reduced minimum asset coverage ratio is in the best interests of the Company and its stockholders.

As part of its determination, the Board considered the fact that the stockholders may not vote in favor of the proposal to reduce the asset coverage ratio proposal, which would take effect immediately, despite the Board’s unanimous recommendation to vote “For” the proposal. If the stockholders do not approve the proposal, the Company’s reduced minimum asset coverage ratio would not be effective until the one-year anniversary of the Board’s approval in accordance with the provisions of the SBCA. The one year waiting period allows those stockholders who do not want to invest in a company that has adopted the reduced minimum asset coverage ratio the time to sell their shares before effectiveness of the reduced minimum asset coverage ratio.

Mr. Jay Williamson April 27, 2018 Page 3

The Company further advises the Staff that the Board’s analysis of the costs and benefits of associated with a change to its minimum asset coverage ratio would not change as a result of a failed vote. The Company notes that any decision by the Company to enter into a credit facility, issue debt securities or otherwise incur additional leverage is subject to approval by the Board in accordance with the Board’s fiduciary duties.

The Company respectfully advises the Staff that it does not believe that the stockholder proposal to reduce the minimum asset coverage ratio applicable to the Company is a precatory proposal. If the stockholders do not approve the proposal, the reduced minimum asset coverage ratio will not become effective until the applicable one-year waiting period has expired.

The Company also believes that it is critically significant that the SBCA does not prohibit the Company from both adopting resolutions that approve the reduced minimum asset coverage ratio, provided that the effective date is one year later, and submitting a proposal for stockholder approval that will become effective immediately. The Board has determined that it is in the Company’s best interest to take both actions as permitted by the SBCA and the Company has disclosed the impact of such decision with respect to the effective dates and additional risks related to the ability to incur additional leverage to stockholders in the proxy statement.

5.	We note that you provide several risks associated with the approval of Proposal 3 to increase your leverage pursuant to the SBCA. As you state, additional borrowings increase the advisor's asset based fee and may make the incentive fee hurdle easier to meet under certain market conditions. Please revise to provide an enhanced discussion of the conflicts the advisor has with respect to the proposal. The discussion should be in a separately captioned paragraph and include quantitative and qualitative information. For example you should explain why additional borrowings make the hurdles associated with the advisor’s incentive fee easier to meet and quantify the potential increase in management fee paid assuming the Company increases its leverage to the maximum extent permitted. In addition, please consider additional disclosure discussing how the Board considered these factors in making its decision to approve the increased leverage and recommend a stockholder vote.

Response: The Company acknowledges the Staff’s comment and will include revised risk disclosure in the Definitive Proxy Statement to address the risks noted in the Staff’s comment.

6.	In order to help investors understand some of the potential implications of the proposal, please consider adding:

•	A comparative fee table based off the requirements set forth in Form N-2 showing actual expenses based off your most recent filing. Compared to pro forma expenses assuming you borrow the maximum amount permitted.

•	A comparative table showing the effects of leverage based on the requirements set forth in Item 8.3(b) of Form N-2 showing your current amounts compared to pro forma amounts, assuming you borrow the maximum amounts permitted.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the additional disclosure requested by the Staff would not be meaningful to its stockholders in their evaluation of the proposal and potentially misleading.

Mr. Jay Williamson April 27, 2018 Page 4

The Company believes that the comparative fee tables requested in the Staff’s comment could significantly overstate the amount of additional leverage a stockholder can expect the Company to incur because of the various assumptions the Company would be required to make. The Company does not believe it would be appropriate to assume that the maximum amount of additional leverage could be incurred on the same terms as actual historical borrowings and does not believe it would be appropriate to assume the terms of any future proposed leverage. In addition, as disclosed in the Preliminary Proxy Statement, because of the current restrictions in the Company’s credit facility, the Company does not currently know the extent to which additional leverage will be available to the Company and on what terms. As a result of the foregoing, the Company believes that any hypothetical fee table would be too speculative to be meaningful to stockholders.

Similarly, the Company believes that a comparative table as set forth in Item 8. 3(b) of Form N-2 would require too many assumptions to provide meaningful disclosure. The Company does not have a basis on which to assume a hypothetical interest rate that could apply to the additional leverage. As a result, the percentage return or loss disclosed in the table would be too speculative to be meaningful to stockholders and could be potentially misleading.

The Company also believes that it has included sufficient risk disclosure in the proxy statement specific to the Company’s ability to incur leverage, including disclosure related to current contractual limitations on incurring additional leverage, for its stockholders to make an informed decision as to whether or not to vote for the proposal.

In light of the foregoing, the Company has not included the requested comparative tables in the Definitive Proxy Statement.

7.	We reissue comment 6. We believe the disclosure is helpful to understanding the proposal and should be provided using reasonable assumptions that are disclosed and explained for investors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while pro forma disclosure may be helpful to illustrate the impact of additional leverage on an investment in the Company’s securities, the Company believes that assuming the maximum amount of leverage permitted under the reduced asset coverage ratio would not be reasonable or result in meaningful disclosure and may be misleading as it would not reflect the Company’s expectations or ultimate reality with respect to using leverage.

The Staff has requested that the Company include certain comparative fee tables in the proxy statement to show shareholders the effects of leverage based off of the requirements set forth in Form N-2.  To the extent the Staff is requiring that the Company include these comparative fee tables in its proxy statement, the Company believes that following the requirements set forth in Form N-2 would be more meaningful to shareholders as such information would be consistent with the disclosure that shareholders are currently familiar with in the Company’s disclosure documents.

Mr. Jay Williamson April 27, 2018 Page 5

In addition, as noted in the Staff’s comment no. 1 to the Company’s registration statement on Form N-2 (File No. 333-216138) reflected in a letter to the Staff dated April 3, 2017, the Staff typically requests that BDCs assume the cost of any additional borrowings in the fees and expenses table if the Company presently intends to issue new debt in the following twelve months. The Company believes that it would be more meaningful, and less speculative, to base the requested comparative tables on the Company’s expectations with respect to leverage in the twelve months following the receipt of stockholder approval as required by Form N-2 and consistent with past Staff comments. The Company believes that the assumptions used when presenting the Company’s expectations in the next 12 months would result in a more realistic portrayal of the expenses a stockholder could expect to bear indirectly through an investment in the Company’s securities. Additionally, the Company believes that the assumptions it would use in making these disclosures could be based on the Company’s historical borrowing experience and would be less speculative than the assumptions necessary to make disclosures based on the maximum amount of leverage permitted. As a result, the Company has included the tabular disclosure requested in the Staff’s prior comment 6 including an assumption regarding the cost of any additional borrowings the Company reasonably anticipates to incur in the 12 months assuming the receipt of stockholder approval of proposal 3.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Adam Park at (202) 383-0937.

Sincerely,

Stephani M. Hildebrandt